Filed Pursuant to Rule 433
Registration Statement No. 333-272447

LEVERAGED INDEX RETURN NOTES® (LIRNs®)

Leveraged Index Return Notes® Linked to the Bloomberg Commodity IndexSM
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 5 years
Market Measure	The Bloomberg Commodity IndexSM (Bloomberg symbol: “BCOM”)
Payout Profile at Maturity	• [210.00% to 230.00%] leveraged upside exposure to increases in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Participation Rate	[210.00% to 230.00%], to be determined on the pricing date.
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, and are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	sec.gov/Archives/edgar/data/1045520/000110465923102645/tm2325339d72_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	Ownership of the notes will not entitle you to any rights with respect to any commodities or futures contracts represented by or included in the Market Measure.
•	The prices of commodities or futures contracts represented by or included in the Market Measure may change unpredictably, affecting the value of your notes in unforeseeable ways.
•	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
•	The Market Measure includes futures contracts traded on foreign exchanges, which may be less regulated than U.S. markets and may involve different and greater risks than trading on U.S. exchanges.
•	The Market Measure tracks commodity futures contracts and does not track the spot prices of the Index Commodities.
•	Higher future prices of the components of the Market Measure relative to their current prices may have a negative effect on the level of the Market Measure, and therefore the value of the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit(1)	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-25.00%	$7.50	-25.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%(2)	$10.00	0.00%
5.00%	$11.10	11.00%
10.00%	$12.20	22.00%
20.00%	$14.40	44.00%
40.00%	$18.80	88.00%
60.00%	$23.20	132.00%

(1)    The Redemption Amount per unit is based on the hypothetical Participation Rate of 220.00%

(2)    This hypothetical percentage change corresponds to the Threshold Value.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.